iGo, Inc.

17800 North Perimeter Drive, Suite 200

Scottsdale, Arizona 85255

December 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:          iGo, Inc.

Registration Statement on Form S-3 (File No. 333-99845), filed September 19, 2002

Ladies and Gentlemen:

Please be advised that iGo, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission withdraw the Company’s application for withdrawal (the “Rule 477 Application”) of that certain Registration Statement on Form S-3 (File No. 333-99845), together with all exhibits thereto (the “Registration Statement”).

The Company has elected to withdraw the Rule 477 Application and will instead file a post-effective amendment to the Registration Statement.

Any questions or comments on this request should be directed to Andrew H. Pontious at (415) 962-2869.

Sincerely,

/s/Terry R. Gibson

Terry R. Gibson,

Chief Executive Officer and President